LETTER AGREEMENT RELATED TO ADOPTION AGREEMENT TO AGENCY AGREEMENT

This Letter Agreement to the Adoption Agreement, dated as of June 18, 2019, is by and among DST SYSTEMS, INC. ("DST"), a Delaware corporation, and RIVERNORTH MANAGED DURATION MUNICIPAL INCOME FUND, INC, a Maryland Corporation (the "Fund") and RIVERNORTH CAPITAL MANAGEMENT, LLC (“RiverNorth”).

In addition to the terms of the Adoption Agreement (the “Agreement”) of this same date, it is further understood and agreed that because the Fund, pursuant to the Investment Management Agreement between the Fund and RiverNorth, pays only a unitary management fee to RiverNorth, out of which all operating expenses are paid by RiverNorth, any transfer agency fees and related out-of-pocket or pass-through expenses related to the Fund will be billed and paid by RiverNorth and not the Fund. If RiverNorth fails to pay the fees and expenses described within 30 days of receipt of an invoice, the Fund will be responsible under the Agreement to pay such amounts, (in addition to any late fees that would be applicable) immediately upon notice of RiverNorth’s failure to pay. RiverNorth and the Fund agree that they are jointly and severally liable with the Fund for all fees and expenses incurred and due to DST under the Agreement, and in no respects should RiverNorth’s promise to be the primary payor of such fees to DST be construed as relieving the Fund of its ultimate liability for any fees, expenses, or other liabilities incurred pursuant to this Agreement.

The provisions of this letter applies only during such period as the Fund pays such unitary management fee to RiverNorth.

IN WITNESS WHEREOF, the Parties hereto have caused this Letter Agreement to be executed as of the effective date of the Fund.

DST SYSTEMS, INC.	RIVERNORTH MANAGED DURATION MUNICIPAL INCOME FUND, INC.

By:	By:
Name:	Name:
Title:	Title:

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:
Name:
Title: